UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

December 21, 2016

Date of Report (Date of earliest event reported)

ENERGY TRANSFER PARTNERS, L.P.

(Exact name of Registrant as specified in its charter)

Delaware	1-11727	73-1493906
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

8111 Westchester Drive, Suite 600

Dallas, TX 75225

(Address of principal executive offices)

(214) 981-0700

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

(i) As previously announced, on November 20, 2016, Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”), together with Energy Transfer Partners GP, L.P., a Delaware limited partnership and the general partner of ETP (“ETP GP”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sunoco Logistics Partners L.P., a Delaware limited partnership (“SXL”), Sunoco Partners LLC, a Pennsylvania limited liability company and the general partner of SXL (“SXL GP”), and, solely for purposes of certain provisions therein, Energy Transfer Equity, L.P., a Delaware limited partnership and indirect parent entity of ETP, ETP GP, SXL and SXL GP (“ETE”). Upon the terms and subject to the conditions set forth in the Merger Agreement, a wholly owned subsidiary of SXL will merge with and into ETP (the “Merger”), with ETP continuing as the surviving entity and a wholly owned subsidiary of SXL. The Merger Agreement also provides that SXL GP will merge with and into ETP GP, with ETP GP continuing as the surviving entity and becoming the general partner of SXL. Following the recommendation of the conflicts committee (the “ETP Conflicts Committee”) of the board of directors of ETP’s managing general partner (the “ETP Board”), the ETP Board approved and agreed to submit the Merger Agreement to a vote of ETP unitholders and to recommend that ETP’s unitholders adopt the Merger Agreement. Following the recommendation of the conflicts committee of the board of directors of SXL GP, the board of directors of SXL GP approved the Merger Agreement.

(ii) In connection with the Merger, SXL filed a registration statement on Form S-4 and accompanying preliminary prospectus/proxy statement (the “SXL S-4”) with the Securities and Exchange Commission (the “SEC”) on December 19, 2016. This Current Report on Form 8-K is being filed to provide ETP unitholders with convenient access to certain information about ETP, SXL and the merger included in the SXL S-4. For additional information, please refer to the SXL S-4.

Risk Factors Relating to the Merger

Because the market price of SXL common units will fluctuate prior to the consummation of the merger, ETP common unitholders cannot be sure of the market value of the SXL common units they will receive as merger consideration relative to the value of ETP common units they exchange.

The market value of the merger consideration that ETP common unitholders will receive in the merger will depend on the trading price of SXL’s common units at the closing of the merger. The exchange ratio that determines the number of SXL common units that ETP common unitholders will receive as consideration in the merger is fixed. This means that there is no mechanism contained in the merger agreement that would adjust the number of SXL common units that ETP common unitholders will receive as the merger consideration based on any decreases in the trading price of SXL common units. Unit price changes may result from a variety of factors (many of which are beyond SXL’s or ETP’s control), including:

•	changes in SXL’s business, operations and prospects;

•	changes in market assessments of SXL’s business, operations and prospects;

•	interest rates, general market, industry and economic conditions and other factors generally affecting the price of SXL common units; and

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which SXL operates.

Because the merger will be completed after the special meeting, at the time of the meeting, you will not know the exact market value of the SXL common units that you will receive upon completion of the merger. If SXL’s common unit price at the closing of the merger is less than SXL’s common unit price on the date that the merger agreement was signed, then the market value of the merger consideration received by ETP unitholders will be less than contemplated at the time the merger agreement was signed.

The fairness opinion rendered to the ETP Conflicts Committee by Barclays was based on Barclays’ financial analysis and considered factors such as market and other conditions then in effect, and financial forecasts and other information made available to Barclays, as of the date of the opinion. As a result, the opinion does not reflect changes in events or circumstances after the date of such opinion, including the amendment to the merger agreement. The ETP Conflicts Committee has not obtained, and does not expect to obtain, an updated fairness opinion from Barclays reflecting changes in circumstances that may have occurred since the signing of the merger agreement.

The fairness opinion rendered to the ETP Conflicts Committee by Barclays was provided in connection with, and at the time of, the evaluation of the merger and the merger agreement by the ETP Conflicts Committee. The opinion was based on the financial analyses performed, which considered market and other conditions then in effect, and financial forecasts and other information made available to Barclays, as of the date of the opinion, which may have changed, or may change, after the date of the opinion. The ETP Conflicts Committee has not obtained an updated opinion as of the date of the amendment to the merger agreement or as of the date of the SXL S-4 from Barclays and does not expect to obtain an updated opinion prior to completion of the merger. Changes in the operations and prospects of SXL or ETP, general market and economic conditions and other factors that may be beyond the control of SXL and ETP, and on which the fairness opinion was based, may have altered the value of SXL or ETP or the prices of SXL common units or ETP common units since the date of such opinion, or may alter such values and prices by the time the merger is completed. The opinion does not speak as of any date other than the date of the opinion. For a description of the opinion that Barclays rendered to the ETP Conflicts Committee, please refer to “The Merger—Opinion of the Financial Advisor to the ETP Conflicts Committee” in the SXL S-4.

ETP is subject to provisions that limit its ability to pursue alternatives to the merger, which could discourage a potential competing acquirer of ETP from making a favorable alternative transaction proposal and, in specified circumstances under the merger agreement, would require ETP to reimburse up to $30.0 million of SXL’s out-of-pocket expenses and pay a termination fee to SXL of $630.0 million less any previous expense reimbursements.

Under the merger agreement, ETP is restricted from entering into alternative transactions. Unless and until the merger agreement is terminated, subject to specified exceptions (which are discussed in more detail in “Proposal 1: The Merger Agreement—No Solicitation by ETP of Alternative Proposals” in the SXL S-4), ETP is restricted from soliciting, initiating, knowingly facilitating, knowingly encouraging or knowingly inducing or negotiating, any inquiry, proposal or offer for a competing acquisition proposal with any person. In addition, ETP may not grant any waiver or release any standstill or similar agreement with respect to any units of ETP or any of its subsidiaries. Under the merger agreement, in the event of a potential change by the ETP Board of its recommendation with respect to the proposed merger in light of a superior proposal, ETP must provide SXL with five days’ notice to allow SXL to propose an adjustment to the terms and conditions of the merger agreement. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of ETP from considering or proposing that acquisition, even if such third party were prepared to pay consideration with a higher per unit market value than the merger consideration, or might result in a potential competing acquirer of ETP proposing to pay a lower price than it would otherwise have proposed to pay because of the added expense of the termination fee that may become payable in specified circumstances.

If the merger agreement is terminated under specified circumstances, including if the ETP unitholder approval is not obtained, then ETP will be required to pay all of the reasonably documented out-of-pocket expenses incurred by SXL and its affiliates in connection with the merger agreement and the transactions contemplated thereby, up to a maximum amount of $30.0 million. In addition, if the merger agreement is terminated under specified circumstances, including due to an adverse recommendation change having occurred, ETP will be required to pay SXL a termination fee of $630.0 million, less any expenses previously paid by ETP. Following payment of the termination fee, ETP will not be obligated to pay any additional expenses incurred by SXL or its affiliates. Please read “Proposal 1: The Merger Agreement—Expenses” and “—Termination Fee” in the SXL S-4. If such a termination fee is payable, the payment of this fee could have material and adverse consequences to the financial condition and operations of ETP. For a discussion of the restrictions on soliciting or entering into an alternative transaction and the ability of the ETP Board to change its recommendation, see “Proposal 1: The Merger Agreement—No Solicitation by ETP of Alternative Proposals” and “—Change in ETP Board Recommendation” in the SXL S-4.

Directors and executive officers of ETP have certain interests that are different from those of ETP unitholders generally.

Directors and executive officers of ETP are parties to agreements or participants in other arrangements that give them interests in the merger that may be different from, or in addition to, your interests as a unitholder of ETP. You should consider these interests in voting on the merger. These different interests are described under “The Merger—Interests of Directors and Executive Officers of ETP in the Merger” in the SXL S-4.

SXL or ETP may have difficulty attracting, motivating and retaining executives and other employees in light of the merger.

Uncertainty about the effect of the merger on SXL or ETP employees may have an adverse effect on the combined organization. This uncertainty may impair these companies’ ability to attract, retain and motivate personnel until the merger is completed. Employee retention may be particularly challenging during the pendency of the merger, as employees may feel uncertain about their future roles with the combined organization. In addition, SXL or ETP may have to provide additional compensation in order to retain employees. If employees of SXL or ETP depart because of issues relating to the uncertainty and difficulty of integration or a desire not to become employees of the combined organization, the combined organization’s ability to realize the anticipated benefits of the merger could be adversely affected.

SXL and ETP are subject to business uncertainties and contractual restrictions while the proposed merger is pending, which could adversely affect each party’s business and operations.

In connection with the pending merger, it is possible that some customers, suppliers and other persons with whom SXL or ETP have business relationships may delay or defer certain business decisions, or might decide to seek to terminate, change or renegotiate their relationship with SXL or ETP as a result of the merger, which could negatively affect SXL’s and ETP’s respective revenues, earnings and cash available for distribution, as well as the market price of SXL common units and ETP common units, regardless of whether the merger is completed.

Under the terms of the merger agreement, each of SXL and ETP is subject to certain restrictions on the conduct of its business prior to completing the merger, which may adversely affect its ability to execute certain of its business strategies. Such limitations could negatively affect each party’s businesses and operations prior to the completion of the merger. Furthermore, the process of planning to integrate two businesses and organizations for the post-merger period can divert management attention and resources and could ultimately have an adverse effect on each party. For a discussion of these restrictions, see “Proposal 1: The Merger Agreement—Conduct of Business Pending the Consummation of the Merger” in the SXL S-4.

SXL and ETP will incur substantial transaction-related costs in connection with the merger.

SXL and ETP expect to incur a number of non-recurring transaction-related costs associated with completing the merger, combining the operations of the two organizations and achieving desired synergies. These fees and costs will be substantial. Non-recurring transaction costs include, but are not limited to, fees paid to legal, financial and accounting advisors, filing fees and printing costs. Additional unanticipated costs may be incurred in the integration of the businesses of SXL and ETP. There can be no assurance that the elimination of certain duplicative costs, as well as the realization of other efficiencies related to the integration of the two businesses, will offset the incremental transaction-related costs over time. Thus, any net benefit may not be achieved in the near term, the long term or at all.

Failure to successfully combine the businesses of SXL and ETP in the expected time frame may adversely affect the future results of the combined organization, and, consequently, the value of the SXL common units that ETP common unitholders receive as part of the merger consideration.

The success of the proposed merger will depend, in part, on the ability of SXL to realize the anticipated benefits and synergies from combining the businesses of SXL and ETP. To realize these anticipated benefits, the businesses must be successfully combined. If the combined organization is not able to achieve these objectives, or is not able to achieve these objectives on a timely basis, the anticipated benefits of the merger may not be realized fully or at all. In addition, the actual integration may result in additional and unforeseen expenses, which could reduce the anticipated benefits of the merger. These integration difficulties could result in declines in the market value of SXL’s common units and, consequently, result in declines in the market value of the SXL common units that ETP common unitholders receive as part of the merger consideration.

The merger is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all. Failure to complete the merger, or significant delays in completing the merger, could negatively affect the trading prices of SXL common units and ETP common units and the future business and financial results of SXL and ETP.

The completion of the merger is subject to a number of conditions. The completion of the merger is not assured and is subject to risks, including the risk that approval of the merger by ETP common and Series A unitholders or by governmental agencies is not obtained or that other closing conditions are not satisfied. If the merger is not completed, or if there are significant delays in completing the merger, the trading prices of SXL common units and ETP common units and the respective future business and financial results of SXL and ETP could be negatively affected, and each of them will be subject to several risks, including the following:

•	the parties may be liable for damages to one another under the terms and conditions of the merger agreement;

•	negative reactions from the financial markets, including declines in the price of SXL common units or ETP common units due to the fact that current prices may reflect a market assumption that the merger will be completed;

•	having to pay certain significant costs relating to the merger, including, in certain circumstances, the reimbursement by ETP of up to $30.0 million of SXL’s expenses and a termination fee of $630.0 million less any previous expense reimbursements by ETP, as described in “Proposal 1: The Merger Agreement—Expenses” and “—Termination Fee” in the SXL S-4; and

•	the attention of management of SXL and ETP will have been diverted to the merger rather than each organization’s own operations and pursuit of other opportunities that could have been beneficial to that organization.

If a governmental authority asserts objections to the merger, SXL and ETP may be unable to complete the merger or, in order to do so, SXL and ETP may be required to comply with material restrictions or satisfy material conditions.

The closing of the merger is subject to the condition that there is no law, injunction, judgment or ruling by a governmental authority in effect enjoining, restraining, preventing or prohibiting the merger contemplated by the merger agreement. If a governmental authority asserts objections to the merger, SXL or ETP may be required to divest assets or accept other remedies in order to complete the merger. There can be no assurance as to the cost, scope or impact of the actions that may be required to address any governmental authority objections to the merger. If SXL or ETP takes such actions, it could be detrimental to it or to the combined organization following the consummation of the merger. Furthermore, these actions could have the effect of delaying or preventing completion of the proposed merger or imposing additional costs on or limiting the revenues or cash available for distribution of the combined organization following the consummation of the merger. See “Proposal 1: The Merger Agreement—Regulatory Matters” in the SXL S-4.

Additionally, state attorneys general could seek to block or challenge the merger as they deem necessary or desirable in the public interest at any time, including after completion of the transaction. In addition, in some circumstances, a third party could initiate a private action under antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. SXL may not prevail and may incur significant costs in defending or settling any action under the antitrust laws.

If the merger is approved by ETP common and Series A unitholders, the date that ETP unitholders will receive the merger consideration is uncertain.

As described in the SXL S-4, completing the proposed merger is subject to several conditions, not all of which are controllable or waivable by SXL or ETP. Accordingly, if the proposed merger is approved by ETP unitholders, the date that ETP common and Series A unitholders will receive the merger consideration depends on the completion date of the merger, which is uncertain.

ETP’s and SXL’s financial estimates are based on various assumptions that may not prove to be correct.

The financial estimates set forth in the forecast included in the SXL S-4 under “The Merger—Unaudited Financial Projections of ETP” and “—Unaudited Financial Projections of SXL” and this 8-K are based on assumptions of, and information available to, ETP and SXL at the time they were prepared and provided to the ETP Board and SXL Board, as applicable, and the ETP Conflicts Committee and SXL Conflicts

Committee, as applicable, and their respective financial advisors. Neither ETP nor SXL knows whether such assumptions will prove correct. Any or all of such estimates may turn out to be wrong. Such estimates can be adversely affected by inaccurate assumptions or by known or unknown risks and uncertainties, many of which are beyond ETP’s and SXL’s control. Many factors mentioned in the SXL S-4 and this 8-K, including the risks outlined in this “Risk Factors” section and the events or circumstances described under “Cautionary Statement Regarding Forward- Looking Statements,” will be important in determining ETP’s and SXL’s future results. As a result of these contingencies, actual future results may vary materially from ETP’s and SXL’s estimates. In view of these uncertainties, the inclusion of ETP’s and SXL’s financial estimates in the SXL S-4 and this 8-K is not and should not be viewed as a representation that the forecast results will be achieved.

ETP’s and SXL’s financial estimates were not prepared with a view toward public disclosure, and such financial estimates were not prepared with a view toward compliance with published guidelines of any regulatory or professional body. Further, any forward-looking statement speaks only as of the date on which it is made, and ETP and SXL undertake no obligation, other than as required by applicable law, to update their respective financial estimates to reflect events or circumstances after the date those financial estimates were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances.

The financial estimates included in the SXL S-4 and this 8-K have been prepared by, and are the responsibility of, ETP and SXL alone. Moreover, neither ETP’s or SXL’s independent accountants, Grant Thornton LLP, nor any other independent accountants, have compiled, examined or performed any procedures with respect to ETP’s or SXL’s prospective financial information contained in the SXL S-4, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and, accordingly, Grant Thornton LLP assumes no responsibility for, and disclaims any association with, ETP’s or SXL’s prospective financial information. The reports of Grant Thornton LLP incorporated by reference in the SXL S-4 relate exclusively to the historical financial information of the entities named in those reports and do not cover any other information in the SXL S-4 and should not be read to do so. See “The Merger—Unaudited Financial Projections of ETP” in the SXL S-4 for more information.

The number of outstanding SXL common units will increase as a result of the merger, which could make it more difficult for SXL to pay the current level of quarterly distributions.

As of                     , 2017, there were more than                  million SXL common units outstanding. SXL will issue approximately                  million common units in connection with the merger. Accordingly, the aggregate dollar amount required to pay the current per unit quarterly distribution on all SXL common units will increase, which could increase the likelihood that SXL will not have sufficient funds to pay the current level of quarterly distributions to all SXL unitholders. Using a $0.51 per SXL common unit distribution (the amount SXL paid with respect to the third fiscal quarter of 2016 on November 14, 2016 to holders of record as of November 9, 2016), the aggregate cash distribution paid to SXL unitholders totaled approximately $266.0 million, including a distribution of $102.0 million to SXL GP in respect of its general partner interest and ownership of incentive distribution rights. Using the same $0.51 per SXL common unit distribution, the combined pro forma SXL distribution with respect to the third fiscal quarter of 2016, had the merger been completed prior to such distribution, would have resulted in total cash distributions of approximately $763 million, including a distribution of $224 million to SXL GP in respect of its general partner interest and incentive distribution rights.

ETP common unitholders will have a reduced ownership after the merger.

When the merger occurs, each ETP common unitholder that receives SXL common units will become a unitholder of SXL with a percentage ownership of the combined organization that is smaller than such unitholder’s percentage ownership of ETP.

SXL common units to be received by ETP common unitholders as a result of the merger have different rights from ETP common units.

Following completion of the merger, ETP common unitholders will no longer hold ETP common units, but will instead be unitholders of SXL. There are important differences between the rights of ETP unitholders and the rights of SXL unitholders. See “Comparison of Rights of SXL Unitholders and ETP Unitholders” in the SXL S-4 for a discussion of the different rights associated with SXL common units and ETP common units.

A downgrade in SXL’s or its subsidiaries’ credit ratings following the merger could impact the combined entity’s access to capital and costs of doing business, and maintaining credit ratings is under the control of independent third parties.

Following the merger, SXL will be a more leveraged entity on a consolidated basis than it is prior to the merger, and the merger may cause rating agencies to reevaluate SXL and its subsidiaries’ ratings. A downgrade of SXL or its subsidiaries’ credit ratings might increase SXL and its subsidiaries’ cost of borrowing and could require SXL to post collateral with third parties, negatively impacting its available liquidity. SXL and its subsidiaries’ ability to access capital markets could also be limited by a downgrade of its credit ratings and other disruptions.

Credit rating agencies perform independent analysis when assigning credit ratings. The analysis includes a number of criteria including, but not limited to, business composition, market and operational risks, as well as various financial tests. Credit rating agencies continue to review the criteria for industry sectors and various debt ratings and may make changes to those criteria from time to time. Credit ratings are not recommendations to buy, sell or hold investments in the rated entity. Ratings are subject to revision or withdrawal at any time by the rating agencies, and SXL cannot assure you that it will maintain its current credit ratings.

No ruling has been obtained with respect to the U.S. federal income tax consequences of the merger.

No ruling has been or will be requested from the IRS with respect to the U.S. federal income tax consequences of the merger. Instead, SXL and ETP are relying on the opinions of their respective counsel as to the U.S. federal income tax consequences of the merger, and such counsel’s conclusions may not be sustained if challenged by the IRS. Please read “Material U.S. Federal Income Tax Consequences of the Merger” in the SXL S-4.

The expected U.S. federal income tax consequences of the merger are dependent upon SXL and ETP being treated as partnerships for U.S. federal income tax purposes.

If either SXL or ETP were to be treated as a corporation for U.S. federal income tax purposes, the consequences of the merger would be materially different. If SXL were to be treated as a corporation for U.S. federal income tax purposes, the merger would likely be a fully taxable transaction to ETP common unitholders.

ETP common unitholders could recognize taxable income or gain for U.S. federal income tax purposes as a result of the merger.

Although for state law purposes ETP will become a wholly owned subsidiary of SXL in the merger, for U.S. federal income tax purposes, ETP (rather than SXL) will be treated as the continuing partnership following the merger. As a result, for U.S. federal income tax purposes, SXL will be deemed to contribute all of its assets to ETP in exchange for ETP units and the assumption of SXL’s liabilities, followed by a liquidation of SXL in which ETP units are distributed to SXL unitholders. In addition, as a result of the merger, SXL unitholders will become limited partners of ETP for U.S. federal income tax purposes and will be allocated a share of ETP’s nonrecourse liabilities. No ETP common unitholder should recognize any income, gain or loss, for U.S. federal income tax purposes as a result of the merger other than any gain recognized as a result of decreases in partnership liabilities pursuant to Section 752 of the Code. Each ETP common unitholder’s share of ETP’s nonrecourse liabilities will be recalculated following the merger. Any resulting increase or decrease in an ETP common unitholder’s nonrecourse liabilities will result in a corresponding increase or decrease in such unitholder’s adjusted tax basis in its ETP common units. A reduction in a common unitholder’s share of nonrecourse liabilities would, if such reduction exceeds the unitholder’s tax basis in his or her ETP common units, under certain circumstances, result in the recognition of taxable gain by an ETP common unitholder. While there can be no assurance, ETP does not expect any ETP common unitholders to recognize gain in this manner. For additional information, please read “Material U.S. Federal Income Tax Consequences of the Merger—Tax Consequences of the Merger to ETP and Its Unitholders” and “Risk Factors Relating to the Merger” in the SXL S-4.

Cautionary Statement Regarding Forward-Looking Statements

This report includes “forward-looking” statements. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may” or similar expressions help identify forward-looking statements. ETP and SXL cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of SXL to successfully integrate ETP’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue, DCF and EBITDA growth, and volatility in the price of oil, natural gas, and natural gas liquids. Actual results and outcomes may differ materially from those expressed in such forward-looking statements. These and other risks and uncertainties are discussed in more detail in filings made by SXL and ETP with the SEC, which are available to the public. SXL and ETP undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Recommendation of the ETP Board; Reasons for the Merger

The ETP Conflicts Committee consists of two independent directors, Michael K. Grimm and David K. Skidmore, neither of whom are officers or controlling unitholders of ETP or its affiliates. The ETP Board authorized the ETP Conflicts Committee to (i) review and evaluate any potential conflicts arising in connection with the merger or other related arrangements and agreements, (ii) review, evaluate and negotiate with SXL the terms and conditions of the merger, together with the form, terms and provisions of the merger agreement, on behalf of ETP and the unaffiliated ETP unitholders, (iii) determine whether the merger and related arrangements are advisable and fair and reasonable to, and in the best interests of, ETP and the unaffiliated ETP unitholders, (iv) determine whether or not to approve, and to recommend that the ETP Board approve, the merger agreement and related arrangements, with any such approval and related recommendation of the ETP Conflicts Committee constituting “Special Approval” (as defined in the ETP partnership agreement and in the Fourth Amended and Restated Limited Liability Company Agreement of ETP GP LLC) of the merger.

The ETP Conflicts Committee retained and was advised by Potter Anderson & Corroon LLP as its outside legal counsel and Barclays as its financial advisor. The ETP Conflicts Committee oversaw the performance of financial and legal due diligence by its advisors, conducted an extensive review and evaluation of SXL’s proposal and maintaining the status quo, and conducted, with the assistance of its advisors, extensive negotiations with SXL and its representatives with respect to SXL’s proposal, the merger agreement and other related agreements. ETP retained Latham & Watkins LLP as its outside legal counsel.

The ETP Conflicts Committee, by unanimous vote at a meeting held on November 20, 2016, (i) determined in good faith that the proposed merger agreement and the transactions contemplated thereby, including the merger, are advisable and fair, and reasonable to, and in the best interests of, ETP and the unaffiliated ETP unitholders, (ii) approved the merger agreement and the transactions contemplated thereby upon the terms set forth in the merger agreement and the SXL partnership agreement, (iii) recommended that the ETP Board approve the merger agreement and the transactions contemplated thereby, submit the merger agreement to the limited partners of ETP for approval and cause ETP to enter into the merger agreement and consummate the merger upon the terms and conditions set forth in the merger agreement and the SXL partnership agreement, subject to obtaining the requisite approval of the limited partners of ETP, with such approval and recommendation constituting “Special Approval” (as defined in the ETP partnership agreement and in the Fourth Amended and Restated Limited Liability Company Agreement of ETP GP LLC) of the merger agreement and the transactions contemplated thereby, including the merger.

The ETP Conflicts Committee, by unanimous vote at a meeting held on December 15, 2016, (i) determined in good faith that the amendment to the merger agreement is advisable and fair and reasonable to, and in the best interests of, ETP and the unaffiliated ETP unitholders, (ii) approved the amendment to the merger agreement and (iii) recommended that the ETP Board approve the amendment to the merger agreement and authorize the entry into the amendment to the merger agreement, with such approval and recommendation constituting “Special Approval” (as defined in the ETP partnership agreement and in the Fourth Amended and Restated Limited Liability Company Agreement of ETP GP LLC) of the amendment to the merger agreement.

Based on the ETP Conflicts Committee’s recommendation, the ETP Board (with Marshall S. (Mackie) McCrea, III and James R. (Rick) Perry not in attendance), at a meeting held on November 20, 2016, (i) determined that the merger is in the best interests of ETP and the unaffiliated ETP unitholders, (ii) approved the merger, the merger agreement and the execution, delivery and performance of the merger agreement, (iii) directed that the merger agreement be submitted to a vote of the limited partners of ETP and (iv) resolved to recommend that the ETP common and Series A unitholders vote in favor of the adoption of the merger agreement and the transactions contemplated thereby.

Further, based on the ETP Conflicts Committee’s recommendation, the ETP Board, by unanimous written consent dated December 16, 2016, (i) determined in good faith that the amendment to the merger agreement is in the best interests of ETP and the unaffiliated ETP unitholders and (ii) approved the amendment to the merger agreement and the execution, delivery and performance thereof.

The ETP Conflicts Committee and the ETP Board viewed the following factors as being generally positive or favorable in coming to their determinations and recommendation with respect to the merger:

•	The financial terms offered to the holders of ETP common units, including:

•	The consideration to be paid to holders of ETP common units, 1.5 SXL common units for each ETP common unit, represents:

•	a 9.85% premium to the 30-day volume-weighted average closing price (“VWAP”) for the period ended on November 18, 2016 (the last trading day before the announcement of the merger agreement);

•	a 6.59% premium to the 20-day VWAP for the period ended on November 18, 2016 (the last trading day before the announcement of the merger agreement);

•	a 6.33% premium to the 10-day VWAP for the period ended on November 18, 2016 (the last trading day before the announcement of the merger agreement);

•	a 5.10% premium to the 5-day VWAP for the period ended on November 18, 2016 (the last trading day before the announcement of the merger agreement); and

•	a 6.80% premium to the closing price on November 16, 2016, the date of SXL’s initial proposal.

•	The fact that the exchange ratio is fixed and therefore the market value of the consideration payable to ETP common unitholders would increase in the event that the market price of SXL common units increases relative to any change in the market price of ETP common units prior to the closing of the mergers.

•	The fact that the merger consideration generally will not be taxable for U.S. federal income tax purposes to ETP’s common unitholders.

•	Holders of ETP common units would be entitled to the right to receive SXL common units at the exchange ratio, which is a price the ETP Conflicts Committee viewed as fair and reasonable in light of ETP’s recent and projected financial performance and recent trading prices of the ETP common units and in light of the strengths of the surviving entity and benefits to be received by the holders of ETP common units, including:

•	The likelihood that ETP would not be able to sustain quarterly distributions at current amounts per unit, taking into account ETP management’s projections indicating increasing leverage, significant additional equity issuances, constrained cash flow, and a sub-1.0x distribution coverage ratio for the last two quarters of 2016 and for the years 2017 and 2018 at current distribution amounts.

•	The ETP Conflicts Committee’s belief that the public trading price of the ETP common units may have been supported by the market’s perception that ETP would be able to maintain current distribution levels.

•	The prospects that cash distributions with respect to ETP common units would likely be reduced in light of the ETP Management Written Statement (as more fully described in the section entitled “Unaudited Financial Projections of ETP”) to the effect that, if the merger is not consummated and ETE is unwilling or unable to provide additional incentive distribution subsidies, ETP management would likely consider a reduction in quarterly cash distributions in the range of 15% to 25% in order to reduce ETP’s leverage ratios and increase its distribution coverage ratio to maintain its investment grade rating, support its longer term financial health and promote its future cash distribution growth potential, and to the effect that, in the event of such reductions, ETP management believed that it was likely that ETE would seek to negotiate a reduction in the incentive distribution subsidies currently in effect in order to preserve ETE’s existing credit ratings.

•	The opinion of Barclays, dated November 20, 2016, that based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio was fair to the unaffiliated ETP unitholders, from a financial point of view, including the various analyses undertaken by Barclays in connection with its opinion.

•	The expectation that the merger will be accretive to SXL’s distributable cash flow per SXL common unit and distributable cash flow per SXL common unit, which will inure to the benefit of the current holders of ETP common units.

•	ETE’s agreement to cause SXL GP to execute and deliver the SXL partnership agreement providing for, among other things, a reduction in distributions paid by SXL in respect of the incentive distribution rights in SXL in an amount equal to the amount of reductions in distributions paid by ETP in respect of the incentive distribution rights in ETP as set forth in the ETP partnership agreement.

•	ETP unitholders’ receipt of the equity ownership in an entity with a diversified platform of assets and substantially lower cost of capital, which is expected to provide greater ability to pursue accretive capital projects and acquisitions that would provide for higher distribution growth.

•	The expectation that, on a pro forma basis after giving effect to the merger, the pro forma entity will be the second largest midstream master limited partnership (“MLP”) in the United States as measured by enterprise value.

•	The expected benefits from the merger resulting from the increased size and scale of midstream assets across multiple basins, the addition of builds, a major presence in the Marcellus and Utica basins, an increased presence in the Permian and Eagle Ford basins, the prospects for an increased upside to ETP’s intrastate gas system, the prospects for significant synergies for the combined company and the increased financial capacity to make additional accretive capital investments.

•	The expectation that the merger will create operating and regulatory efficiencies and cost savings in administrative and interest costs, tax savings, and other combined benefits.

•	SXL, as the combined entity, is expected to have a strong balance sheet and maintain an investment grade rating. SXL’s balance sheet and lower cost of capital will allow ETP’s unitholders to benefit from the investment grade rating of the combined entity.

•	The strength of ETP’s and the ETP Conflicts Committee’s negotiations and the value obtained therefrom, including:

•	The exchange ratio of 1.5 SXL common units for each ETP common unit represents an increase to the 1.334 ratio implied in SXL’s initial proposal, which reflected a 5% discount to the spot trading price for ETP common units as of November 16, 2016.

•	In response to the SXL Conflicts Committee’s reiteration of its proposed exchange ratio of 1.475 SXL common units for each ETP common unit, the ETP Conflicts Committee reiterated its proposed exchange ratio of 1.5 SXL common units for each ETP common unit, which the SXL Conflicts Committee ultimately accepted.

•	The conclusion reached by the ETP Conflicts Committee that the exchange ratio of 1.5 SXL common units for each ETP common unit was likely the highest price SXL was willing to pay at the time of the ETP Conflicts Committee’s determination to approve and recommend to the ETP Board.

•	Though initially requested by the SXL Conflicts Committee, the final merger agreement does not require a vote of the SXL unitholders.

•	The SXL Conflicts Committee originally requested a special distribution of $2.00 per SXL common unit to the public, unaffiliated unitholders of SXL, which the ETP Conflicts Committee rejected.

•	The ETP Conflicts Committee’s belief that any potential alternative transactions with third parties, simplification transactions, and incentive distribution right modification transactions were not achievable due to lack of support from ETE (and ETE’s control of ETP GP and ETP GP LLC) and the ETP Conflicts Committee’s consideration of maintaining the status quo and the potential impact maintaining the status quo would have on the ability of ETP to maintain its current distribution level.

•	The following procedural safeguards involved in the negotiation of the merger agreement:

•	The ETP Conflicts Committee consisted solely of directors who are not officers or controlling unitholders of ETE or its affiliates and who satisfied the requirements under the ETP partnership agreement for service on the ETP Conflicts Committee.

•	The ETP Conflicts Committee was charged with evaluating and negotiating the terms and conditions of the proposed transaction on behalf of ETP and the unaffiliated ETP unitholders, with the power to decline to pursue a transaction, and that the ETP Board had resolved not to approve a proposed transaction without the prior approval and recommendation of the ETP Conflicts Committee.

•	Other than with respect to any awards under the ETP equity plans or the ETP cash unit plan described under the heading “—Interests of Directors and Executive Officers of ETP in the Merger—Treatment of ETP Equity-Based Awards” in the SXL S-4, the members of the ETP Conflicts Committee will not personally benefit from the completion of the merger in a manner different from the unaffiliated ETP unitholders.

•	The members of the ETP Conflicts Committee were appropriately compensated for their services and their compensation was in no way contingent on their approving the merger agreement or the merger.

•	The terms and conditions of the merger agreement and the merger were determined through arms’-length negotiations between the ETP Conflicts Committee and the SXL Conflicts Committee, with the assistance of their respective representatives and advisors.

•	The ETP Conflicts Committee retained and was advised by experienced and qualified advisors, consisting of legal counsel, Potter Anderson & Corroon LLP, and financial advisor, Barclays.

•	The terms of the merger agreement, principally:

•	Holders of ETP common units will receive the right to receive 1.5 SXL common units for each ETP common unit and holders of Series A units will receive the right to receive one SXL preferred unit, which will constitute a share of a new class of units in SXL containing provisions substantially equivalent to the provisions set forth in the ETP partnership agreement relating to the Series A units without abridgement.

•	The requirement that the merger agreement and the merger be approved by a vote of the holders of at least a majority of the outstanding ETP common units and Series A units, voting together as a single class, and the requirement that ETE vote or cause to be voted all ETP common units and Series A units then owned beneficially or of record by it or any of its subsidiaries in favor of the approval of the merger agreement and the merger and the approval of any actions required in furtherance thereof.

•	The provisions allowing the ETP Conflicts Committee and the ETP Board to withdraw or change their recommendation of the merger agreement in the event of a superior proposal from a third party (other than ETE or its affiliates) or a change of circumstance if the ETP Board (upon the recommendation of the ETP Conflicts Committee) makes a good faith determination that the failure to change its recommendation would be inconsistent with its duties under the ETP partnership agreement or applicable law and complies with the terms of the merger agreement.

•	The provisions allowing ETP to provide information to, and participate in discussions and negotiations with, a third party (other than ETE or its affiliates) in response to an unsolicited alternative proposal, which may, in certain circumstances, result in a superior proposal.

•	The operating covenants to which SXL is subject provide protection to ETP unitholders by restricting SXL’s ability to take certain actions prior to the closing of the merger that could reduce the value of SXL common units received by ETP unitholders in the merger.

•	The limited conditions and exceptions to the closing conditions.

•	Under the terms of the merger agreement, prior to the effective time of the merger, ETP is prohibited from revoking or diminishing the authority of the ETP Conflicts Committee.

•	Any amendments to the merger agreement require consultation with the ETP Conflicts Committee, and the ETP Conflicts Committee is permitted to rescind its approval of the merger agreement, with such rescission resulting in the rescission of “Special Approval” (as defined in the ETP partnership agreement and in the Fourth Amended and Restated Limited Liability Company Agreement of ETP GP LLC), if the ETP Board takes or authorizes any amendment that is counter to any recommendation by the ETP Conflicts Committee.

•	If the ETP Board (i) waives any inaccuracies in the representations and warranties of the other party under the merger agreement, (ii) extends time for performance of the other party’s obligations under the merger agreement, (iii) waives the other party’s compliance with any agreement or condition contained in the merger agreement, or (iv) otherwise grants any consent under the merger agreement without the concurrence of the ETP Conflicts Committee, then the ETP Conflicts Committee can rescind its approval of the merger agreement, with such rescission resulting in the rescission of “Special Approval” (as defined in the ETP partnership agreement and in the Fourth Amended and Restated Limited Liability Company Agreement of ETP GP LLC).

The ETP Conflicts Committee and the ETP Board considered the following additional factors in making their determinations and recommendation with respect to the merger:

•	There are certain potential negative consequences that may affect ETP unitholders, including the following:

•	The consideration to be paid to holders of ETP common units, 1.5 SXL common units for each ETP common unit, represents a 0.22% discount to the closing price of ETP common units on November 18, 2016.

•	The fact that ETP unitholders will receive 1.5 SXL common units for each ETP common unit and that it is expected that the cash distributions per 1.5 SXL common units will initially be less than the current distributions on 1.0 ETP common unit.

•	The fact that the exchange ratio is fixed and therefore the market value of the consideration payable to ETP common unitholders would decrease in the event that the market price of SXL common units decreases relative to any change in the market price of ETP common units prior to the closing of the merger.

•	The absence of certain procedural safeguards, including:

•	The fact that the ETP unitholders are not entitled to appraisal rights under the merger agreement, the ETP partnership agreement or Delaware law.

•	The ETP Conflicts Committee was not authorized to, and did not, conduct an auction process or other solicitation of interest from third parties for the acquisition of ETP. Given ETE’s control over ETP’s general partner, it was unrealistic to expect or pursue an unsolicited third party acquisition proposal or offer for the assets or control of ETP, and it was unlikely that the ETP Conflicts Committee could conduct a meaningful auction for the acquisition of the assets or control of ETP.

•	Certain members of ETP management and the ETP Board may have interests that are different from those of the unaffiliated ETP unitholders. Please read “—Interests of Directors and Executive Officers of ETP in the Merger” in the SXL S-4.

•	Although the merger is subject to approval by a majority of the ETP common units and Series A units, voting together as a single class, the vote includes ETP units held by ETE and its affiliates, and there is no requirement of a separate approval by the unaffiliated ETP unitholders.

•	Certain terms of the merger agreement, principally:

•	The provisions limiting the ability of ETP to solicit, or to consider unsolicited, offers from third parties for ETP.

•	The provisions obligating ETP to hold a special meeting of unitholders to vote on the merger even if the ETP Conflicts Committee changes its recommendation.

•	Certain break-up fees payable by ETP, including in connection with termination of the merger agreement as a result of a superior proposal for ETP.

•	ETP’s obligation to pay SXL’s expenses in certain circumstances.

•	Litigation may occur in connection with the merger and any such litigation may result in significant costs and a diversion of management focus.

•	There is risk that the merger might not be completed in a timely manner, or that the merger might not be consummated at all as a result of a failure to satisfy the conditions contained in the merger agreement, and a failure to complete the merger could negatively affect the trading price of the ETP common units or could result in significant costs and disruption to ETP’s normal business.

The foregoing discussion is not intended to be exhaustive, but is intended to address the material information and principal factors considered by the ETP Conflicts Committee and the ETP Board in considering the merger. In view of the number and variety of factors and the amount of information considered, the ETP Conflicts Committee and the ETP Board did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, the ETP Conflicts Committee and the ETP Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of the ETP Conflicts Committee and the ETP Board may have given different weights to different factors. The ETP Conflicts Committee and the ETP Board made their recommendations based on the totality of information presented to, and the investigation conducted by, the ETP Conflicts Committee and the ETP Board. It should be noted that certain statements and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

The ETP Board recommends that ETP common and Series A unitholders vote “FOR” the adoption of the merger agreement and the transactions contemplated thereby, and “FOR” the proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the merger agreement at the time of the special meeting.

Unaudited Financial Projections of ETP

ETP does not as a matter of course make public projections as to earnings or other results. However, the management of ETP has prepared prospective financial information to assist the ETP Board and the ETP Conflicts Committee in evaluating ETP’s operations and prospects, and for use in connection with discussions with third parties regarding possible combination transactions. The accompanying summary prospective financial information was not prepared with a view toward complying with United States generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections, with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of ETP’s management was, based on certain growth assumptions, prepared on a reasonable basis, reflected the best currently available estimates and judgments, and presented, to the best of ETP’s management’s knowledge and belief, the expected course of action and the expected future financial performance of ETP. However, this information is not fact. None of the unaudited financial projections reflect any impact of the proposed transaction.

Neither SXL’s nor ETP’s independent auditors, any other independent accountants nor any of their other respective advisors, have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for the prospective financial information. The reports of the independent registered public accounting firms incorporated by reference into the SXL S-4 relate to the historical financial information of SXL and ETP, respectively. Such reports do not extend to the unaudited financial projections and should not be read to do so.

In developing the ETP unaudited financial projections set forth below (the “ETP Unaudited Financial Projections”), the management of ETP made numerous material assumptions with respect to ETP for the periods covered by the projections, including, but not limited to, the following:

•	the EBITDA and maintenance capital expenditures from existing assets and business activities;

•	organic growth opportunities, and the amounts and timing of related capital expenditures and future EBITDA to be generated from such organic growth opportunities;

•	the credit risk of customers and the potential impact from future deteriorations of credit quality, including the potential for bankruptcy, of certain customers and the financial impact to ETP related thereto;

•	outstanding debt and debt and equity issuance during applicable periods, and the availability and cost of debt and equity capital;

•	the amount and timing of debt repayments;

•	the amount of incentive distribution subsidies that ETE provides to ETP; and

•	other general business, market, and financial assumptions.

In addition, as set forth in the ETP management’s written statement (the “ETP Management Written Statement”), ETP management has recently reviewed ETP’s projected results of operations, capital expenditures, debt and equity funding requirements, leverage metrics and distributable cash flow per ETP common unit, including the projected financial information provided to Barclays in connection with its role as the financial advisor to the ETP Conflicts Committee. In connection with this review, ETP management has evaluated the effects of the significant levels of equity issuances and borrowings that have occurred to fund capital expenditures related to organic growth projects and acquisitions and that will continue to occur through the completion of this $10.0 billion growth capital program, and has determined that:

•	this significant growth capital expenditure program is expected to generate substantial cash flow from long-term contracts supporting such projects in future years as such projects are completed; however, due to delays in the completion of some of these projects, which have delayed cash flows, and the increased interest expense on additional borrowings and the additional cash distributions on newly issued ETP common units to fund these projects, ETP’s leverage has increased and its cash distribution coverage has decreased;

•	ETP has several options to manage its leverage levels and its cash distribution coverage ratio, including the possibility of seeking additional incentive distribution subsidies from ETE or reducing its quarterly cash distributions; and

•	if the proposed transaction with SXL is not consummated, ETP would need to consider its other alternatives and, in the event that ETE is unwilling or unable to provide additional incentive distribution subsidies, ETP management would likely consider a reduction in quarterly cash distributions in the range of 15% to 25% in order to reduce ETP’s leverage ratios and increase its distribution coverage ratio to maintain its investment grade rating, support its long-term financial health and promote its future distribution growth potential, and in the event that ETP were to make such cash distributions reductions in this range during this period, it is likely that ETE would seek to negotiate a reduction in the incentive distribution subsidies currently in effect in order for ETE to preserve its existing credit ratings.

The estimates and assumptions underlying the ETP Unaudited Financial Projections are inherently uncertain and, though considered reasonable by the management of ETP as of the date of the preparation of such unaudited financial projections, are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the unaudited financial projections, including, among other things, the matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” Accordingly, there can be no assurance that the ETP Unaudited Financial Projections are indicative of the future performance of ETP, or that actual results will not differ materially from the results presented in the ETP Unaudited Financial Projections. Inclusion of the ETP Unaudited Financial Projections in the SXL S-4 should not be regarded as a representation by any person that the results contained in the ETP Unaudited Financial Projections will be achieved. In light of the foregoing factors and the uncertainties inherent in the ETP Unaudited Financial Projections, the unaffiliated ETP unitholders are cautioned not to place undue, if any, reliance on the ETP Unaudited Financial Projections.

The ETP Unaudited Financial Projections are not included in the SXL S-4 to induce any unaffiliated ETP unitholders to vote in favor of any of the proposals at the ETP special meeting.

The following table sets forth select projected financial information derived from financial projections prepared by ETP management to reflect the base case for the financial performance for ETP based on the assumptions that the proposed transaction with SXL is not consumated and ETP maintains its cash distribution per ETP common unit at the current cash distribution rate of $4.22 per common unit on an annualized basis (the “ETP Status Quo Case Projections”).

	Year Ending December 31,
	2017E	2018E	2019E
	($ in millions, except per unit amounts)
Consolidated EBITDA	$7,071	$8,560	$9,223
EBITDA	$5,025	$5,984	$6,485
Distributable cash flow(1)	$3,630	$4,560	$5,039
Distributable cash flow per ETP common unit(2)	$3.92	$4.02	$4.26
Distribution per ETP common unit	$4.22	$4.22	$4.22
Distribution coverage ratio(3)	0.93x	0.96x	1.02x

(1)	Distributable cash flow is defined as EBITDA less maintenance capital expenditures, interest expense and cash income taxes paid and the add back of non-cash and transaction-related expenses for ETP’s wholly owned subsidiaries.
(2)	Gives effect to incentive distribution subsidies of $656.0 million, $138.0 million and $128.0 million for the years ending December 31, 2017, 2018 and 2019, respectively, previously agreed to by ETE.
(3)	Distribution coverage ratio is distributable cash flow divided by total cash distributed in respect of limited partner and general partner interests.

The following table presents select projected financial information derived from financial projections proposed by ETP management based upon the ETP Status Quo Case Projections as adjusted to reflect (i) a hypothetical reduction in distributions in respect of ETP common units by approximately 20% in 2017 and that thereafter distributions in respect of ETP common units are made on a basis that results in ETP maintaining a cash coverage ratio of 1.1x, and (ii) a hypothetical removal of a $465 million incentive distribution subsidy that was in place during 2017 (the “ETP Distribution Reduction Case Projections”), which ETP Distribution Reduction Case Projections were prepared to demonstrate and evaluate the impact of a 15% to 25% reduction in the distributions in respect of ETP common units distribution per the ETP Management Written Statement, the primary effect of which is to reduce the number of ETP common units that would otherwise be necessary to issue in order to improve ETP’s debt to EBITDA ratio for the purpose of allowing ETP to maintain its investment grade ratings.

	Year Ending December 31,
	2017E	2018E	2019E
	($ in millions, except per unit amounts)
Consolidated EBITDA	$7,071	$8,560	$9,223
EBITDA	$5,025	$5,984	$6,485
Distributable cash flow	$3,632	$4,575	$5,068
Distributable cash flow per ETP common unit	$3.55	$4.04	$4.28

Consolidated EBITDA is a non-GAAP financial performance measure that is defined as total partnership earnings before interest, taxes, depreciation, depletion, amortization and other non-cash items, such as non-cash compensation expense, gains and losses on disposals of assets, the allowance for equity funds used during construction, unrealized gains and losses on commodity risk management activities, non-cash impairment charges, losses on extinguishments of debt and other non-operating income or expense items. Unrealized gains and losses on commodity risk management activities include unrealized gains and losses on commodity derivatives and inventory fair value adjustments (excluding lower of cost or market adjustments). Consolidated EBITDA reflects amounts for less than wholly-owned subsidiaries based on 100% of the subsidiaries’ results of operations and for unconsolidated affiliates based on ETP’s proportionate ownership. Consolidated EBITDA is reported on a consistent basis as Adjusted EBITDA in ETP public filings. EBITDA is a non-GAAP financial performance measure that subtracts from Consolidated EBITDA amounts related to less than wholly owned subsidiaries and adds back cash distributions from said entities. Distributable cash flow is a non-GAAP financial performance measure that represents the distributable cash flow accruing to ETP. Distributable cash flow per ETP common unit is a non-GAAP financial performance measure that represents the distributable cash flow accruing to each ETP common unit. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. ETP’s calculation of these non-GAAP measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.

ETP DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ETP UNAUDITED FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH ETP UNAUDITED FINANCIAL PROJECTIONS ARE NO LONGER APPROPRIATE.

SUNOCO LOGISTICS PARTNERS L.P.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial information of SXL reflects the pro forma impacts of SXL’s proposed merger with ETP. Under the terms of the merger agreement, holders of ETP common units will receive 1.5 SXL common units for each ETP common unit.

SXL is currently a consolidated subsidiary of ETP for financial accounting and reporting purposes and has been reflected as such in ETP’s historical consolidated financial statements since October 5, 2012. For accounting purposes, the merger will result in ETP being considered the surviving consolidated entity, rather than SXL, which is the surviving consolidated entity for legal and reporting purposes. Subsequent to the proposed merger, SXL will present consolidated financial statements that reflect the historical consolidated financial statements of ETP. The proposed merger will be accounted for as an equity transaction and will be reflected in the consolidated financial statements as ETP’s acquisition of SXL’s noncontrolling interest. The carrying amounts of SXL’s and ETP’s assets and liabilities will not be adjusted, nor will a gain or loss be recognized as a result of the merger.

The unaudited pro forma condensed consolidated balance sheet gives effect to the merger as if it had occurred on September 30, 2016, while the unaudited pro forma condensed consolidated statements of operations give effect to the merger as if it had occurred on January 1, 2015. The unaudited pro forma condensed consolidated balance sheet and condensed consolidated statements of operations should be read in conjunction with (i) SXL’s Annual Report on Form 10-K for the year ended December 31, 2015, (ii) ETP’s Annual Report on Form 10-K for the year ended December 31, 2015, (iii) SXL’s Quarterly Report on Form 10-Q for the period ended September 30, 2016, and (iv) ETP’s Quarterly Report on Form 10-Q for the period ended September 30, 2016.

The unaudited pro forma condensed consolidated financial statements are for illustrative purposes only and are not necessarily indicative of the financial results that would have occurred if the merger had been consummated on the dates indicated, nor are they necessarily indicative of the financial position or results of operations in the future. The pro forma adjustments, as described in the accompanying notes, are based upon available information and certain assumptions that are believed to be reasonable as of the date of the SXL S-4.

Sunoco Logistics Partners L.P.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

September 30, 2016

(in millions)

	ETP Historical	Pro Forma Adjustments		SXL Pro Forma for Merger
ASSETS
Current assets:
Cash and cash equivalents	$377	$(25)	a	$352
Accounts receivable, net	2,668	—		2,668
Accounts receivable from related companies	144	—		144
Inventories	1,604	—		1,604
Derivative assets	30	—		30
Other current assets	658	—		658

Total current assets	5,481	(25)		5,456

Property, plant and equipment, net	49,082	—		49,082
Advances to and investments in unconsolidated affiliates	4,648	—		4,648
Non-current derivative assets	11	—		11
Other non-current assets, net	581	—		581
Intangible assets, net	3,985	—		3,985
Goodwill	4,139	—		4,139

Total assets	$67,927	$(25)		$67,902

Sunoco Logistics Partners L.P.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

September 30, 2016

(in millions)

	ETP Historical	Pro Forma Adjustments		SXL Pro Forma for Merger
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$2,509	$—		$2,509
Accounts payable to related companies	19	—		19
Derivative liabilities	259	—		259
Accrued and other current liabilities	2,179	—		2,179
Current maturities of long-term debt	1,216	—		1,216

Total current liabilities	6,182	—		6,182

Long-term debt, less current maturities	29,182	—		29,182
Long-term notes payable—related companies	83	—		83
Non-current derivative liabilities	160	—		160
Deferred income taxes	4,438	—		4,438
Other non-current liabilities	919	—		919

Commitments and contingencies
Series A Preferred Units	33	—		33
Redeemable noncontrolling interests	15	—		15

Equity:
General Partner	223	—		223
Limited Partners:
Common Unitholders	15,665	(25)	a	25,160
		9,520	b
Class H Unitholder	3,478	(3,478)	b	—
Class I Unitholder	2	—		2
Accumulated other comprehensive (loss)	(4)	—		(4)

Total partners’ capital	19,364	4,881		25,381
Noncontrolling interest	7,551	(6,042)	b	1,509

Total equity	26,915	(25)		26,890

Total liabilities and equity	$67,927	$(25)		$67,902

Sunoco Logistics Partners L.P.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Nine Months Ended September 30, 2016

(in millions, except per unit data)

	ETP Historical	Pro Forma Adjustments		SXL Pro Forma for Merger
Revenues	$15,301	$—		$15,301

Costs and expenses:
Cost of products sold	10,529	—		10,529
Operating expenses	1,110	—		1,110
Depreciation, depletion and amortization	1,469	—		1,469
Selling, general and administrative	226	—		226

Total costs and expenses	13,334	—		13,334

Operating income	1,967	—		1,967
Other income (expense):
Interest expense, net of interest capitalized	(981)	—		(981)
Equity in earnings of unconsolidated affiliates	260	—		260
Impairment of investment in unconsolidated affiliate	(308)	—		(308)
Losses on interest rate derivatives	(179)	—		(179)
Other, net	96	—		96

Income before income tax benefit	855	—		855
Income tax benefit	(131)	—		(131)

Net income	$986	$—		$986

Allocation of net income:
General Partner	$749	$(33)	c	$716
Common Unitholders	(272)	464	c	192
Class H Unitholder	257	(257)	c	—
Class I Unitholder	6	—		6
Other securities	15	—		15
Noncontrolling Interests	231	(174)	c	57

	$986	$—		$986

Net income (loss) per common unit:
Basic	$(0.54)			$0.20

Diluted	$(0.54)			$0.20

Weighted average number of common units outstanding:
Basic	499.8			968.7	d

Diluted	499.8			970.2	d

Sunoco Logistics Partners L.P.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2015

(in millions, except per unit data)

	ETP Historical	Pro Forma Adjustments		SXL Pro Forma for Merger
Revenues	$34,292	$—		$34,292

Costs and expenses:
Cost of products sold	27,029	—		27,029
Operating expenses	2,261	—		2,261
Depreciation, depletion and amortization	1,929	—		1,929
Selling, general and administrative	475	—		475
Impairment losses	339	—		339

Total costs and expenses	32,033	—		32,033

Operating income	2,259	—		2,259
Other income (expense):
Interest expense, net of interest capitalized	(1,291)	—		(1,291)
Equity in earnings of unconsolidated affiliates	469	—		469
Losses on extinguishments of debt	(43)	—		(43)
Losses on interest rate derivatives	(18)	—		(18)
Other, net	22	—		22

Income before income tax benefit	1,398	—		1,398
Income tax benefit	(123)	—		(123)

Net income	$1,521	$—		$1,521

Allocation of net income:
General Partner	$1,069	$(135)	c	$934
Common Unitholders	(39)	475	c	436
Class H Unitholder	258	(258)	c	—
Class I Unitholder	94	—		94
Other securities	16	—		16
Noncontrolling Interests	157	(82)	c	75
Predecessor	(34)	—		(34)

	$1,521	$—		$1,521

Net income (loss) per common unit:
Basic	$(0.09)			$0.52

Diluted	$(0.10)			$0.52

Weighted average number of common units outstanding:
Basic	432.8			830.8	d

Diluted	433.5			835.6	d

Sunoco Logistics Partners L.P.

Notes to Unaudited Pro Forma Financial Information

The unaudited pro forma condensed consolidated financial statements are for illustrative purposes only and are not necessarily indicative of the financial results that would have occurred if the merger had been consummated on the dates indicated, nor are they necessarily indicative of the financial position or results of operations in the future. The pro forma adjustments, as described in the accompanying notes, are based upon available information and certain assumptions that are believed to be reasonable as of the date of the SXL S-4.

Pro Forma Adjustments

Following is a description of the pro forma adjustments made to the combined historical financial statements of SXL and ETP:

a.	Pro forma adjustment to reflect the payment of an estimated $25 million of incremental transaction costs related to the proposed merger, including advisory, legal, accounting and other professional fees and expenses. Such fees and expenses will be recognized in the statement of operations when incurred; however, the estimated expenses are not reflected in the pro forma statements of operations included herein.

b.	Pro forma adjustments to reflect the cancellation of the ETP Class H units in accordance with the merger agreement and the reclassification to common unitholders’ capital of the noncontrolling interest in SXL.

c.	Pro forma adjustments to reflect the changes in net income allocation for purposes related to (i) the changes in the general partner’s ownership interest and changes in incentive distribution rights in connection with the merger, (ii) the cancellation of the ETP Class H units in accordance with the merger agreement, and (iii) the elimination of the noncontrolling interest in SXL.

d.	Pro forma weighted average common units outstanding reflects (i) SXL’s weighted average limited partner units outstanding for the respective periods, plus (ii) the assumed exchange of ETP common units for SXL common units, based on the weighted average of ETP common units outstanding during the respective periods multiplied by the exchange rate of 1.5, minus (iii) the elimination of 67.1 million SXL common units and 9.4 million SXL Class B units, which are held by ETP. Pro forma diluted weighted average common units outstanding reflects the dilutive impact of unvested equity awards currently outstanding under the long-term incentive plans of SXL and ETP.

Additional Information and Where to Find It

SECURITY HOLDERS ARE URGED TO READ THE SXL S-4 AND THE PRELIMINARY PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER CAREFULLY. These documents, and any other documents filed by SXL or ETP with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of SXL or ETP at the following:

Sunoco Logistics Partners L.P. 3807 West Chester Pike Newtown Square, PA 19073 Attention: Investor Relations Phone: 866-248-4344	Energy Transfer Partners, L.P. 8111 Westchester Drive Dallas, TX 75225 Attention: Investor Relations Phone: 214-981-0700
Email: IR@sunocologistics.com	Email: InvestorRelations@energytransfer.com

Participants in the Solicitation

SXL, ETP and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the directors and executive officers of SXL is contained in SXL’s Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 26, 2016. Information regarding the directors and executive officers of ETP is contained in ETP’s Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the proxy statement/prospectus.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Energy Transfer Partners, L.P.

	By:	Energy Transfer Partners GP, L.P., its general partner

	By:	Energy Transfer Partners, L.L.C., its general partner

Date: December 21, 2016		/s/ Thomas E. Long
Thomas E. Long
Chief Financial Officer